Contact

www.linkedin.com/in/cathy-key-worldtree (LinkedIn)
www.theregfilter.com (Company)

Top Skills

Event Planning
Marketing Communications
Public Speaking

Cathy Key

Intention, imagination and intelligence will create a better World.
British Columbia

Summary

Experienced COO, specialized in creating radically new business models for social and environmental improvement. I'm especially interested in making connections related to impact investing, the regenerative economy, forestry and carbon farming.

I am the COO of World Tree, a for-profit-for-purpose Agro-forestry company. We work with a very fast growing tree, called the Empress, that reaches maturity in just 10 years. This naturally occurring tree guzzles carbon to fuel its rapid grow rate. We currently have 5000 acres under management with over 190 farmers in four countries.

I'm skilled in Coaching, Team Building, Leadership and Marketing - I have a couple of decades experience under my belt in these areas. I have a strong suit in getting things done.

I have a Doctor of Philosophy (Ph.D.) in Anthropology from University College London. My research speciality was the economics and evolution of cooperation.

Experience

World Tree

Chief Operations Officer
January 2016 - Present (6 years 5 months)
Victoria, British Columbia

What's important to me is that we protect our beautiful planet and restore its natural ecology. I work with farmers, impact investors, tree huggers, foresters and business people who share this goal.

I am blessed to be the Chief Operations Officer with World Tree. We are plant an amazing tree - the Empress Splendor - for the purposes of growing timber and carbon sequestration. The Empress Splendor Tree is the fastest growing tree in the world. It absorbs 11 times more carbon than any other tree. It

literally eats carbon for breakfast. Our big, hairy, audacious goal is to plant 3.5 million trees over the next five years - as well as to support farmers and bring in generous returns for our investors. That's the game and we are already well on the way.

I have a PhD in Anthropology - my PhD was on the Economics of Cooperation - and a 16 year track record in growing and developing businesses.

In my volunteer time I train people to be leaders, taking on values-based projects to make a difference in their communities.

I relax by doing yoga, hanging out with my husband and our four cats and writing my first novel.

I want to connect with other people interested in impact investing, climate change, sustainability and women in business.

Conference Manager
CEO
2002 - 2012 (10 years)

Education

University College London
Doctor of Philosophy (Ph.D.), Anthropology · (1988 - 2000)